Filed by Xicor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Xicor, Inc.
Commission File No.: 000-09653

Investor Contact:

Geraldine N. Hench, CFO Xicor, Inc. 408-546-3348 investors@xicor.com

For Immediate Release

Xicor, Inc. Schedules Shareholder Meeting to Approve Proposed Intersil Acquisition
California Superior Court Denies Plaintiffs’ Motion for a Preliminary Injunction

Milpitas, CA – June 30, 2004 – Xicor, Inc. (Nasdaq: XICO) a leading supplier of high performance analog and mixed-signal integrated circuits announced that it will hold a special meeting of its shareholders on July 29, 2004 at 9:00 a.m. Pacific Time at the company’s headquarters located at 933 Murphy Ranch Road, Milpitas, CA 95035, for shareholders to consider and vote upon a proposal to approve the previously announced acquisition of Xicor by Intersil Corporation. All Xicor common shareholders of record at the close of business on June 24, 2004, will be entitled to vote at the meeting. Completion of Intersil’s acquisition of Xicor is subject to shareholder approval and other conditions identified in the acquisition agreement.

Additionally, on June 29, 2004, in the consolidated Freeport Partners, LLC and Irwin J. Berlin litigation matter, the California Superior Court ruled from the bench denying the plaintiffs’ motion for a preliminary injunction of Intersil’s acquisition of Xicor. The court also issued a ruling from the bench granting the defendants’ demurrer, finding that the plaintiffs’ complaint failed to state a cause of action, and gave the plaintiffs leave to amend the complaint within 30 days.

About Xicor

Xicor designs, develops and markets high performance analog mixed-signal integrated circuits used in communications, computing, networking and industrial applications. Xicor’s Mixed-Signal Products include data conversion products, power management integrated circuits, application specific standard products and interface devices. Xicor’s programmable analog mixed-signal components regulate, control, convert and manage various voltages and currents through the use of a serial interface and internal EEPROM.

Xicor product, corporate and financial information is readily available on the World Wide Web at http://www.xicor.com.

Additional Information And Where To Find It

Intersil Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger of Xicor and Intersil. INVESTORS AND SECURITY HOLDERS OF XICOR, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY

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Xicor, Inc. Schedules Shareholder Meeting to Approve Proposed Intersil Acquisition...Page 2 of 2

CONTAIN IMPORTANT INFORMATION ABOUT INTERSIL, XICOR AND THE PROPOSED MERGER. In addition to the registration statement filed by Intersil in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of Xicor in connection with the proposed merger, each of Intersil and Xicor file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials, and any other documents filed by Intersil or Xicor with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus and other relevant materials, and any other documents filed by Intersil or Xicor with the SEC, may also be obtained from Intersil and Xicor. In addition, investors and security holders may access copies of the documents filed with the SEC by Intersil on Intersil’s website at www.intersil.com. Investors and security holders may obtain copies of the documents filed with the SEC by Xicor on Xicor’s website at www.xicor.com.

Intersil, Xicor and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Xicor’s shareholders with respect to the transactions contemplated by the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Xicor common stock. Investors and security holders may obtain more detailed information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

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